Exhibit 99.1

MIX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX ISIN: ZAE000125316
NYSE share code: MIXT
(“MiX Telematics” or the “Company”)

RESULTS OF ANNUAL GENERAL MEETING

Shareholders are advised that at the annual general meeting of the Company convened on Wednesday, 20 September 2017 (in terms of the notice of annual general meeting posted to shareholders on 27 June 2017), all of the ordinary and special resolutions tabled thereat were passed by the requisite majority of MiX Telematics shareholders.

Details of the results of voting at the annual general meeting are as follows:

-	total number of MiX Telematics shares that could have been voted at the annual general meeting: 559 380 738.

-
total number of MiX Telematics shares that were present/represented at the annual general meeting: 487 797 230, being 87% of total number of MiX Telematics shares that could have been voted at the annual general meeting.

Special Resolution 1: Repurchases of securities

Shares voted* 487 437 979	For 485 570 454, being 99.62%	Against 1 867 525, being 0.38%	Abstentions^ 359 251, being 0.06%

Special Resolution 2: Financial assistance to related and inter-related companies

Shares voted* 485 671 354	For 485 393 954, being 99.94%	Against 277 400, being 0.06%	Abstentions^ 2 125 876, being 0.38%

Special Resolution 3: Approval of fees payable to non-executive directors

Shares voted* 485 891 004	For 481 481 849, being 99.09%	Against 4 409 155, being 0.91%	Abstentions^ 1 906 226, being 0.34%

Ordinary Resolution 1: Adoption of annual financial statements

Shares voted* 486 930 004	For 486 922 504, being 100%	Against 7 500, being 0%	Abstentions^ 867 226, being 0.16%

Ordinary Resolution 2: Placing shares under the control of directors

Shares voted* 484 732 904	For 480 555 374, being 99.14%	Against 4 177 530, being 0.86%	Abstentions^ 3 064 326, being 0.55%

Ordinary Resolution 3: Confirmation of appointment of P Dell as a director of the Company

Shares voted* 487 168 429	For 485 910 549, being 99.74%	Against 1 257 880, being 0.26%	Abstentions^ 628 801, being 0.11%

Ordinary Resolution 4: Re-election of C Ewing as a director of the Company

Shares voted* 487 217 179	For 486 703 874, being 99.89%	Against 513 305, being 0.11%	Abstentions^ 580 051, being 0.10%

Ordinary Resolution 5: Re-election of A Welton as a director of the Company

Shares voted* 487 222 179	For 486 701 374, being 99.89%	Against 520 805, being 0.11%	Abstentions^ 575 051, being 0.10%

Ordinary Resolution 6.1: Re-appointment of A Welton as Chairman and member of the Audit and Risk Committee

Shares voted* 486 730 929	For 486 210 124, being 99.89%	Against 520 805, being 0.11%	Abstentions^ 1 066 301, being 0.19%

Ordinary Resolution 6.2: Re-appointment of R Bruyns as a member of the Audit and Risk Committee

Shares voted* 484 558 339	For 477 952 220, being 98.64%	Against 6 606 119, being 1.36%	Abstentions^ 3 238 891, being 0.58%

Ordinary Resolution 6.3: Re-appointment of C Ewing as a member of the Audit and Risk Committee

Shares voted* 486 730 929	For 486 203 874, being 99.89%	Against 527 055, being 0.11%	Abstentions^ 1 066 301, being 0.19%

Ordinary Resolution 6.4: Re-appointment of E Banda as a member of the Audit and Risk Committee

Shares voted* 486 730 929	For 479 818 554, being 98.58%	Against 6 912 375, being 1.42%	Abstentions^ 1 066 301, being 0.19%

Ordinary Resolution 7: Re-appointment of auditors

Shares voted* 487 219 679	For 486 938 749, being 99.94%	Against 280 930, being 0.06%	Abstentions^ 577 551, being 0.10%

Ordinary Resolution 8: Non-binding advisory vote on remuneration policy

Shares voted* 484 314 634	For 443 805 621, being 91.64%	Against 40 509 013, being 8.36%	Abstentions^ 3 482 596, being 0.62%

Ordinary Resolution 9: General authority to issue shares for cash

Shares voted* 486 568 004	For 485 498 929, being 99.78%	Against 1 069 075, being 0.22%	Abstentions^ 1 229 226, being 0.22%

Ordinary Resolution 10: Signature of documentation

Shares voted* 486 599 349	For 486 252 399, being 99.93%	Against 346 950, being 0.07%	Abstentions^ 1 197 881, being 0.21%
*excluding abstentions
^in relation to total number of shares in issue (excluding treasury shares)

20 September 2017

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